SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED

September 13, 2004

COMMISSION FILE NUMBER:

01-31380

KIRKLAND LAKE GOLD INC.

(Translation of registrant's name into English)

Suite 300, 570 Granville Street

Vancouver, British Columbia

Canada, V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

September 13, 2004

Symbol – TSX: KGI

Kirkland Lake Gold Reports 2004 Financial Results

Kirkland Lake Gold Inc. (the “Company”) announces the financial results for its fiscal year ended April 30th, 2004.

Overview

  Net loss of $22,616,158 or $0.76 per share, including the expensing of $2,536,000 of ‘flow-through’ expenditures and $1,981,000 in exploration and definition drilling.

  Transition year from a contractor workforce to non-union employee workforce; Unplanned short term development work, past fill system problems, dilution, and mechanical availability contributed to tonnage and ounce shortfall.

  Current work force of 130 miners now operating at planned productivity rates; August tonnage and grade produced met target for the first time.

  Meeting September target (16,640 tons, 5956 ounces gold) will produce first positive operational cash flow month.

  Annualized rate of gold production 50,000 ounces per annum in the first half of the 2005 fiscal year rising to 100,000 ounces per annum in the second fiscal half as D Zone and other higher grade stopes come into production are projected.

  Proven and Probable Reserves increase 28% to 1,321,600 tons grading 0.48 ounces of gold per ton for a total of 630,100 ounces of gold  (see news release dated September 1st, 2004).

Fiscal 2004 Results

“The replacement of miners between October 2003 and May 2004 and build up from contract mining to an employee operation was much more difficult than planned,” said Brian Hinchcliffe, the Company’s CEO. “In addition the scarcity of good miners, we severely underestimated the short term development work, which was expensed, required to operate at planned rates of work.”

“At 1.2 billion (thousand million) gallons, more than twice the original engineering estimate, the dewatering campaign has revealed the need for a great deal more rehabilitation than was originally forecast,” added

Harry Dobson, the Chairman of the Company. “The staff and workers have come through a difficult 12 months re-establishing safe and productive working conditions on all levels underground.”

The Company incurred a loss for the year ended April 30, 2004 of $22,616,158 or $0.76 per share, which compares with a loss of $4,934,979 or $0.25 per share reported for fiscal 2003. Gold revenues were lower on a year over year basis at $9,807,106 (2003 – $11,704,639) due to lower gold sales. Operating costs rose significantly to $25,045,418 (2003 – $10,787,637) as near term development and stope mining increased as part of establishing underground production. The Company has also undertaken an aggressive exploration program to fully capitalize on the exploration potential of its mining properties. As such, annual exploration expenditures rose to $3,124,589 as compared with $1,798,836 reported for the prior year.

Financial Highlights (all amounts in thousands of Canadian dollars, except per share figures)
	12 months ended	12 months ended	5 months ended
	April 30	April 30	April 30
	2004	2003	2002
Revenue	9,807	11,704	0
Operating Costs	25,045	10,787	0
Exploration Expenditure	3,124	1,798	473
Net (loss) before unusual item	(22,616)	(4,934)	(2,178)
Per share (basic and diluted)	(0.76)	(0.25)	(0.16)
Cash Flow (used) for operating activities	(17,545)	(2,102)	(1,009)
Net increase (decrease) in cash	8,055	(4)	3,475
Cash at end of period	11,720	3,664	3,669
Total Assets	40,530	21,333	13,991
Total Liabilities	12,690	9,611	7,651
Working Capital	3,633	(2,372)	239
Weighted average of shares outstanding	29,693,146	19,942,514	13,387,544

Gold sales during the latest fiscal year were 18,623 troy ounces with an average  price of CDN$526 per ounce as underground production from #3 Shaft continues to ramp up with the Company’s own mining force. This compares with gold sales from surface production of 23,431 ounces with an average sales price of CDN$499 per ounce during the prior year. Gold sales for fiscal 2004 was lower than projected with roughly two-thirds of the shortfall owing to the fact that the average ore grade was lower than expected and the balance related to less tonnage being mined.

During fiscal 2004, negative operating cash flow amounted to $17,545,532 (2003 – negative $2,102,899) as efforts are ongoing to increase production and become cash flow positive. During this time frame the Company raised almost $37 million on a net basis to fund its operations and exploration initiative. Capital spending on mine development and equipment rose to $11,113,659, up from $7,046,301 reported for the prior year. The final $2 million of the $5 million purchase price was paid to Kinross Gold Corporation during fiscal 2004. The Company’s cash position at the end of April 2004 was $11,720,591.

The 2004 annual financial statements are available on SEDAR at www.sedar.com.

About the Company

Kirkland Lake Gold Inc. is an operating gold mining company located in Kirkland Lake, Ontario, which owns the Macassa Mine and Mill and four contiguous former gold producing properties purchased on December 14, 2001. The Company is committed to growth and profitability and its corporate goal is to continue to expand its gold reserves and to become a low cost gold producer. Successful exploration results have increased proven and probable ore reserves by 78% since the acquisition of the mining properties. The shares of Kirkland Lake Gold Inc. trade on the Toronto Stock Exchange and recently began trading on the AIM (Alternative Investment Market) of the London Stock Exchange.

For further information, please contact:

Brian Hinchcliffe

Investor Relations

President

Scott Koyich

Phone 1 705 567 5208

Phone 1 403 215 5979

Fax 1 705 568 6444

E-mail:  info@klgold.com

Website- www.klgold.com

E-mail: bhinchcliffe@klgold.com

No Stock Exchange has reviewed

or accepts  responsibility for the adequacy or accuracy of this news release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KIRKLAND LAKE GOLD INC.

(the Registrant)

Date:	September 14, 2004	By:	Signed “Sandra Lee”
Signature Sandra Lee, Secretary
Name* Title

*Print name and title under the signature of the signing officer